April 7, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

      RE: Comment Letter dated April 3, 2009
      Tyco Electronics Ltd.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed March 25, 2009
      File No. 333-156927

Dear Mr. Mancuso:

        This letter responds to the remaining comments of the staff of the Securities and Exchange Commission (the "Staff") contained in a letter to Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") dated April 3, 2009 (the "Comment Letter") that were not addressed in our letter to the Staff dated April 6, 2009. We have filed a new Exhibit 5.1 opinion in Amendment No. 3 to the Registration Statement that addresses all of the Staff's comments. Given that the revised opinion no longer contains any of the assumptions referenced in comments 4 and 5 of the Comment Letter, we do not intend to file a revised opinion as an exhibit to the post-effective amendment.

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        Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,
/s/ ROBERT A. SCOTT Robert A. Scott Executive Vice President and General Counsel Tyco Electronics Ltd.
cc:
Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP